

Mail Stop 3720

April 10, 2017

Stephen I. Chazen
President and Chief Executive Officer
TPG Pace Energy Holdings Corp.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

> **Re: TPG Pace Energy Holdings Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 31, 2017**
> **CIK No. 0001698990**

Dear Mr. Chazen:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

The Offering

Redemption of warrants for Class A common stock, page 13

1.   We note the new redemption feature of the warrants whereby the company may redeem the public warrants for Class A common stock based upon the "fair market value" of the Class A common stock. Please clarify the purpose and effect of this redemption feature. Explain how the number to be included in the table will be determined by providing us with examples and filling in the table. Disclose when and why the company would redeem the public warrants in this manner.

You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jennifer A. Bensch, Esq.
        Weil, Gotshal & Manges LLP